Exhibit 99.3

VERMILION ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification because Vermilion Energy Inc. (“Vermilion”) is using the notice and access (“N&A”) procedures to deliver materials to beneficial shareholders for our annual meeting on April 26, 2018 (the “Meeting”). Under N&A, shareholders will still receive a paper copy of the proxy, or voting instruction form (“VIF”), enabling them to vote at the Meeting. Instead of receiving a paper copy of the 2018 Proxy Statement and Information Circular (“Information Circular”), beneficial shareholders will be notified on how to access materials electronically. The electronic delivery of materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

➢	Thursday, April 26, 2018 at 3:00 p.m. (Mountain time)

➢	Metropolitan Conference Centre (333 - 4th Ave SW, Calgary, Alberta)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON :

Election of Directors: Fix the number of directors and elect directors for the ensuing year. Information is found in the Information Circular under “Election of Directors of Vermilion”.

Appointment of Auditors: Re-appoint Deloitte LLP as Vermilion’s auditor for the ensuing year. Information is found in the Information Circular under “Appointment of Auditors”.

Say on Pay: Approve an advisory (non-binding) resolution regarding Vermilion’s approach to executive compensation, which is fully described in the Information Circular under “Advisory Vote on Executive Compensation”.

“Security Based Compensation Arrangement: Approving a security based compensation arrangement providing for five year treasury-based share awards for our President and Chief Executive Officer. A full description of the arrangement can be found in the Information Circular under “Compensation Discussion and Analysis and in Schedule “B”.

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE ASKED TO PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vermilion is using “stratification”, the N&A process of including a paper copy of the Information Circular in the notice package that is sent to certain shareholders. In relation to the Meeting, Vermilion has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other beneficial shareholders will receive this N&A notification plus a VIF.

HOW TO ACCESS MEETING MATERIALS (INFORMATION CIRCULAR AND RELATED)

➢	Vermilion’s website: http://www.vermilionenergy.com/2018AGM (which includes a link to our interactive, on-line Information Circular as well as a print-ready version)

➢	Vermilion’s profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request a paper copy of Meeting materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

➢	Calling: 1-866-895-8101

➢	Emailing: investor_relations@vermilionenergy.com

Please make your request by April 10, 2018 to ensure meeting materials arrive prior to the vote.

VOTING

Beneficial shareholders are asked to return their VIFs using one of the following methods by April 23, 2018 which is one (1) business day in advance of the proxy deposit date and time set out in Information Circular (April 24, 2018):

	Canadian Beneficial Shareholders	United States Beneficial Shareholders

Online:	www.proxyvote.com	www.proxyvote.com
Telephone:	1-800-474-7493 (English)	1-800-454-8683
1-800-474-7501 (French)
Facsimile:	1-905-507-7793
Mail:	Data Processing Centre	Proxy Services,
	P.O. Box 3700, STN INDUSTRIAL PARK	PO BOX 9104,
	Markham ON, L3R 9Z9	Farmingdale NY, 11735-9533

Please call toll free at 1-866-895-8101 if you have any questions about Vermilion’s notice and access.